UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   74960K 876
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           11,617,200

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           11,617,200

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,617,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.6%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           11,617,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           11,617,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,617,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.6%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           18,043,300

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           18,043,300

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           18,043,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.6%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           6,426,100

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           6,426,100

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,426,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,426,100

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,426,100

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,426,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,426,100

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,426,100

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,426,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,426,100

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,426,100

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,426,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, par value $0.01 per share (the "Shares"), of RJR Nabisco Holdings Corp., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1301 Avenue of the Americas, New York, New York 10019.


Item 2.  Identity and Background

         The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Carl C. Icahn, a citizen of the United States of America, American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership
("AREP"), American Property Investors, Inc. ("American Property"), and Beckton Corp., a Delaware corporation ("Beckton") (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Riverdale is the general partner of High River and is 100 percent owned by Carl C. Icahn. American Property is the general partner of both AREH and AREP and AREP is a limited partner of AREH owning 100% of the limited partnership interests therein. American Property is 100 percent owned by Beckton which is 100 percent owned by Carl C. Icahn.

         High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars. AREP is a master limited partnership primarily engaged in the business of acquiring and managing real estate investments with a primary focus on office, retail, industrial, hotel and residential properties. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns more than a 99% limited partnership interest. American Property is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning American Property, which is wholly-owned by Carl
C. Icahn.

         The name, citizenship, present principal occupation or employment and business address of each member of Riverdale and each director and executive officer of American Property and Beckton is set forth in Schedule A attached hereto.

         Carl C. Icahn is the sole member of Riverdale and owns 100% of the interests therein. Carl C. Icahn is the sole stockholder and director of Beckton. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither High River, Riverdale, Mr. Icahn, AREH, AREP, American Property, Beckton, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 18,043,300 Shares purchased by the Registrants was $477,403,498.37 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants.

ITEM 4.  PURPOSE OF TRANSACTION

Registrants have acquired the Shares because they believe that they are underpriced compared to their intrinsic value. Registrants believe that such additional value would be reflected in the marketplace following a separation of the Nabisco food business and the Issuer's tobacco business, resulting from a spin off, which Registrants favor, of Issuer's holdings in Nabisco to Issuer's shareholders.

From time to time Representatives of Registrants have met with or spoken to Steven Goldstone, Chief Executive Officer of Issuer, to make known Registrants' views concerning the course which they believe that Issuer should take. Registrant's expressed the belief that Nabisco should be spun-off at this time. Registrants stated that any argument that a spinoff would be a "fraudulent conveyance" should now be moot because of the recent tobacco business settlements with the States. Mr. Goldstone stated he definitely believes that a separation of the food and the tobacco business should take place and was currently considering several ways to accomplish this. However, Mr. Goldstone stated that he was not convinced that a spin-off of Nabisco was practicable at this time.

Registrants currently plan, but are not committed to having a proxy fight if the Nabisco holdings is not spun-off before the next annual meeting of Issuer's shareholders in order to elect directors who would favorably consider a spinoff of the Nabisco holdings. In that connection, Registrants have and may continue to speak with third parties, some of whom have contacted Registrants. No agreements, arrangements or understandings have been reached as a result of any of such conversations.

Depending upon the market price thereof and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise. In addition, depending upon market prices and other conditions, Registrants may dispose of the Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on December 18, 1998, Registrants may be deemed to beneficially own, in the aggregate, 17,553,300 Shares, representing approximately 5.4% of the Issuer's outstanding Shares (based upon the 324,821,028 Shares stated to be outstanding as of October 30, 1998 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 12, 1998).

         (b) High River has sole voting power and sole dispositive power with regard to 11,617,200 Shares. Riverdale has shared voting power and shared dispositive power with regard to 11,617,200 Shares. AREH has sole voting power and sole dispositive power with regard to 6,246,100 shares. AREP has shared voting power and shared dispositive power with regard to 6,246,100 shares. American Property has shared voting power and shared dispositive power with regard to 6,246,100 shares. Beckton has shared voting power and shared dispositive power with regard to 6,246,100 shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 18,043,300 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the

Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as the term is defined in Rule 13d-3 under the Act) the shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                             No. of Shares             Price
 NAME                       DATE             PURCHASED                 PER SHARE

 High River                 12/9/98          140,000                   $28.2500

 High River                 12/10/98         763,500                   $28.265

 High River                 12/11/98         415,000                   $28.1633

 High River                 12/14/98         585,400                   $28.6827

 High River                 12/15/98          10,000                   $28.500

 AREH                       10/12/98         195,700                   $26.3416

 AREH                       10/13/98         235,000                   $26.0431

 AREH                       10/14/98         210,000                   $26.0460

 AREH                       10/15/98         40,000                    $25.7344

 AREH                       10/16/98         200,000                   $25.7775

 AREH                       10/18/98         35,000                    $25.4966

 AREH                       10/20/98         200,000                   $25.078

 AREH                       10/21/98         50,000                    $24.7375

 AREH                       10/22/98         100,000                   $24.575

 AREH                       10/23/98         55,500                    $25.232

 AREH                       10/26/98         44,500                    $24.8385

 AREH                       10/27/98         100,000                   $24.4663

 AREH                       10/28/98         75,000                    $25.2917

 AREH                       12/1/98          148,400                    $28.9497

 AREH                       12/2/98          148,800                    $28.8750

 AREH                       12/3/98          350,000                    $28.6238

 AREH                       12/4/98          270,100                    $28.7892

 AREH                       12/7/98          245,000                    $28.4379

 AREH                       12/8/98          495,100                    $28.2584

 AREH                       12/16/98         637,000                    $28.527

 AREH                       12/17/98         470,000                    $28.1277

 AREH                       12/18/98         500,000                    $27.8868

 AREH                       12/21/98         450,000                    $28.228

 AREH                       12/22/98          40,000                    $28.375

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December __, 1998




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /S/ CARL C. ICAHN
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      /S/ CARL C. ICAHN
         Name:  Carl C. Icahn
         Title: Member




American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /S/ CARL C. ICAHN
                  Name:  Carl C. Icahn
                  Title: Director, Chairman of the Board




American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner

         By:      /S/ CARL C. ICAHN
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board




American Property Investors, Inc.


By:      /S/ CARL C. ICAHN
         Name: CARL C. ICAHN
         Title: Director, Chairman of the Board




Beckton Corp.


By:      /S/ CARL C. ICAHN
         Name: CARL C. ICAHN
         Title: Sole Director, Chairman of the Board




/S/ CARL C. ICAHN
CARL C. ICAHN








[Signature Page of Schedule 13D with respect to RJR Nabisco Holdings Corp.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


         Name, Business Address and Principal Occupation of Each Member of Riverdale and Each Director of American Property and
         Beckton.


         The following sets forth the name, position, and principal occupation of each member of Riverdale, American Property and Beckton. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE LLC


 NAME                  POSITION

 Carl C. Icahn         Member



AMERICAN PROPERTY INVESTORS, INC.


 NAME                  POSITION                    BUSINESS ADDRESS

 Carl C. Icahn         Director, Chairman
                       of the Board

 Alfred D. Kingsley    Director                    Greenway Partners
                                                   277 Park Avenue
                                                   27th Floor
                                                   New York, NY 10017

 William A.            Director                   American Real Estate Partners
 Leidesdorf                                       100 South Bedford Road
                                                  Mt. Kisco, NY 10549

 Jack G. Wasserman     Director                   Wasserman, Schneider & Babb
                                                  111 Broadway
                                                  19th Floor
                                                  New York, NY 10006

 John P. Saldarelli    Vice President,             American Real Estate Partners
                       Secretary and               100 South Bedford Road
                       Treasurer                   Mt. Kisco, NY 10549

 H.J. Gerard           Vice President and         American Real Estate Partners
                       Controller                 100 South Bedford Road
                                                  Mt. Kisco, NY 10549

 Martin Hirsch         Vice President

 Gail Golden           Assistant Secretary





BECKTON CORP.


 NAME                  POSITION

 Carl C. Icahn         Director, Chairman
                       of the Board

 Edward E. Mattner     President, Treasurer
                       and Secretary

                                                                 EXHIBIT 1


                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of RJR Nabisco Holdings Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this ___th day of December, 1998.




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /S/ CARL C. ICAHN
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      /S/ CARL C. ICAHN
         Name:  Carl C. Icahn
         Title: Member




American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /S/ CARL C. ICAHN
                  Name:  Carl C. Icahn
                  Title: Director, Chairman of the Board

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:      /S/ CARL C. ICAHN
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board




American Property Investors, Inc.


By:      /S/ CARL C. ICAHN
         Name: CARL C. ICAHN
         Title: Director, Chairman of the Board




Beckton Corp.


By:      /S/ CARL C. ICAHN
         Name: CARL C. ICAHN
         Title: Sole Director, Chairman of the Board




/S/ CARL C. ICAHN
CARL C. ICAHN








            [Joint Filing Agreement for Schedule 13D with respect to
                           RJR Nabisco Holdings Corp.]